Exhibit 99.1

Chi-Med to announce 2019 Final Results on Tuesday, March 3, 2020 – adjustment to announcement and presentation logistics due to travel restrictions

London: Tuesday, February 25, 2020: Further to its announcement dated January 31, 2020, Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announced that its final results for the year ended December 31, 2019 will be released on Tuesday, March 3, 2020.  The time has been revised to 12:00 noon Greenwich Mean Time (GMT) / 7:00 am Eastern Standard Time (EST) / 8:00 pm Hong Kong Time (HKT).

Due to travel restrictions resulting from the novel coronavirus outbreak, Chi-Med management will not be travelling to London for a live presentation for analysts and investors.  Analysts and investors are instead invited to join a conference call and audio webcast presentation with Q&A, conducted by Chi-Med management in Hong Kong and China.

The conference call and audio webcast will take place at 1:00 pm GMT / 8:00 am EST / 9:00 pm HKT on Tuesday, March 3, 2020 and will be webcast live via the company website at www.chi-med.com/investors/event-information/.  The presentation will be available for downloading before the conference call begins. Details of the conference call dial-in will be provided in the financial results announcement and on the company website.  A replay will also be available on the website shortly after the event.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products.  Its Innovation Platform, Hutchison MediPharma, has about 500 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies for the treatment of cancer and autoimmune diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world.  Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market.  For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500